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                            December 2, 2021

       John G. Grdina
       President and Chief Executive Officer
       Adamas One Corp.
       411 University Ridge, Suite 110
       Greenville, South Carolina 29601

                                                        Re: Adamas One Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
5, 2021
                                                            CIK No. 0001884072

       Dear Mr. Grdina:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 5, 2021

       General

   1. We note the disclosure concerning the asset purchase from Scio Diamond. Please revise to clarify how approval
for that purchase occurred, such as through a vote by Scio
                                                        Diamond   s
stockholders, and when the transaction closed. If approval of that purchase was obtained by the
solicitation of consents or proxies, as indicated by Scio Diamond   s
                                                        prior filings, please
provide your analysis as to whether the document used to solicit included all material
information and any related risks to you if it did not.
 John G. Grdina
FirstName LastNameJohn   G. Grdina
Adamas One   Corp.
Comapany2,
December  NameAdamas
             2021        One Corp.
December
Page 2    2, 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please revise the disclosure in the summary to highlight your disclosure that appears on page 17 that the report of the independent registered public accounting firm contains an explanatory paragraph regarding your ability to continue as a going concern. Also, revise the summary to disclose your accumulated deficit.
3. We note the last risk factor on page 35. With a view toward disclosure, please tell us whether you will be a controlled company under applicable exchange rules, and, if so, whether that status creates material risks.
Our Industry and Competition, page 2

4. Please revise to explain why Scio was unable to commercialize the technology despite its expenditures. Please also disclose what you have accomplished to date and each step you must take to reach commercialization of your technology to address the billion dollar market mentioned in this section and elsewhere in your document. Also, disclose any material hurdles before you are able to address the market. If such information is appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your prospectus.
Our Chairman of the Board, President, and Chief Executive Officer, page 18

5.       Please clarify how much time Mr. Grdina will devote to your affairs and how his
         participation with other entities could create a conflict of interest. We may incur impairment charges related to the fair value of our assets, page 24

6. Please expand the disclosure in this risk factor to state the percentage of goodwill and other intangible assets compared to your total assets.
The provision of our amended and restated articles of incorporation, page 37

7. We note your disclosure here and page 82 regarding the exclusive forum provision. Please disclose clearly here and on page 82 whether this provision applies to
         actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to Securities
         Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also
 John G. Grdina
FirstName LastNameJohn   G. Grdina
Adamas One   Corp.
Comapany2,
December  NameAdamas
             2021        One Corp.
December
Page 3    2, 2021 Page 3
FirstName LastName
         ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Use of Proceeds, page 40

8. Please clarify in this section the extent to which proceeds will be used for payments to officers and directors. We note for example your disclosure regarding salaries in footnote
         (4) on page 71 and amounts owed to related parties mentioned on page F-16. Quantify the amounts of each individual payment that will be made. Also revise to more specifically describe each of the intended uses listed here, such as the planned expansion of operations.
Our Technology, page 56

9. With a view toward balanced disclosure as to what your technology has shown in testing, tell us whether your testing has revealed any material disadvantages. Patents, page 60

10. Please disclose the duration of your material patents. Also revise to explain clearly what intellectual property claims are covered by the patents.
Management, page 65

11. Please clarify what you mean by your disclosure that the identified entities are "publicly traded" companies. In this regard, we note that some of the identified companies filed
         Forms 15 and that the Exchange Act registration of another identified company has been revoked. Also, balance your disclosure with information regarding any material delinquent filings of the identified companies, and include any appropriate risk factor.
12. Please tell us how you have determined that the disclosure of your officers' business experience is accurate. For example, we note your disclosure that Mr. Staehr served as
         CFO for Mix 1 Life Inc. from 2016 to 2019. However, it appears from the Form 15 filed by Mix 1 Life on August 6, 2018 that he was also the CEO of Mix 1 Life. As another example, we note your disclosure that Mr. Staehr was a co-founder and CFO of Western
         Capital Resources, Inc. from 2008 to 2014. However, it also appears that in 2013 Mr.
         Staehr was appointed as the sole officer and director of Monarchy Resources and resigned as the sole officer and director of Monarchy.
Executive Compensation, page 71

13. Please reconcile the disclosure in the table on page 71 regarding the salary of Mr. Grdina for the fiscal year ended September 30, 2021 with the disclosure on page 72 about his salary. Also tell us where the table includes the housing allowances referenced in your disclosure regarding employment agreements.
 John G. Grdina
Adamas One Corp.
December 2, 2021
Page 4
Outstanding Equity Awards, page 72

14. Please reconcile your disclosure here with the terms of the employment agreements and the table on page 71.
Certain Relationships and Related Party Transactions, page 77

15. Please revise to provide the disclosures required by Item 404(d) of Regulation S-K for the full period of time specified in that item and the related instructions. Ensure your revisions include all required transactions, including those currently mentioned in the notes to your financial statements.
Report of Independent Registered Public Accounting Firm, page F-2

16. Please provide a revised audit report that is signed by your auditors. See Rule 2-02(a) of
       Regulation S-X.
Recent Sales of Unregistered Securities, page II-2

17. Please expand your disclosure in this section to more completely address the requirements of Item 701 of Regulation S-K, including disclosure on page II-2 of the identity of the
       "several advisors" to whom the securities were sold during fiscal 2019 and during fiscal
       2020 disclosure of the date of sale.
Exhibits and Financial Statement Schedules, page II-4

18. Please file as exhibits the lease agreements and consulting agreement mentioned on pages
       63 and F-15, respectively.
       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn G. Grdina
                                                            Division of
Corporation Finance
Comapany NameAdamas One Corp.
                                                            Office of
Manufacturing
December 2, 2021 Page 4
cc:       Raymond A. Lee, Esq.
FirstName LastName